Exhibit 3.1

ARTICLE III

BOARD OF DIRECTORS

SECTION 2. NUMBER, TENURE AND QUALIFICATIONS. The number of directors of the Corporation shall be eight (8), provided however, that effective as of the Company’s 2021 Annual Meeting of Shareholders, the number of directors shall be decreased to seven (7). Each director shall hold office until the next annual meeting of shareholders or until his successor shall have been elected and qualified. Directors need not be residents of Illinois or shareholders of the Corporation. The number of directors may be increased or decreased from time to time by the amendment of this section; but no decreases shall have the effect of shortening the term of any incumbent director.